Exhibit 99.1

NEWS RELEASE

CONTACT:           KATHLEEN P. PEPSKI                    (NYSE: BMM)
                                (952) 851-6030                                    FOR IMMEDIATE RELEASE

BMC Industries, Inc. Reports First Quarter 2001 Earnings

April 25, 2001 – Minneapolis, Minnesota, USA - BMC Industries, Inc. reported consolidated net earnings for the first quarter ended March 31, 2001 of $2.0 million, or $0.07 per diluted share.  This compares to net earnings of $2.3 million, or $0.08 per diluted share, in the first quarter of 2000.  Consolidated revenues for first quarter 2001 were $85.8 million, a decrease of 3% from the $88.8 million posted in first quarter 2000.  Excluding the impact from foreign currency exchange rate changes during first quarter 2001, consolidated revenues would have decreased 2% from the prior year quarter.

“During the first quarter, both of our businesses felt the effects of a slowing global economy,” said BMC Chairman and Chief Executive Officer Paul B. Burke.  “Both businesses are meeting the challenging market environment head on and are focusing on ways to drive new revenue streams while attacking product and operating costs.”

Mr. Burke continued, “In the face of difficult market conditions that contributed to a decline in profitability from the first quarter of last year, Buckbee-Mears turned in strong mask manufacturing performance for the quarter.  The benefits from ongoing product yield improvement and product cost reduction efforts exceeded internal expectations during the quarter.  In the Optical Products group, sales of Tegra® coated polycarbonate lenses and premium polarized SunSport™ non-prescription and SunRx® prescription polycarbonate lenses grew significantly during the quarter and continue to be well received in the marketplace.  However, overall soft retail demand and continued constraints on our capacity to meet demand in several premium product categories dampened this group’s performance for the quarter.”

Buckbee-Mears Group
First quarter revenues for the Buckbee-Mears group, which includes both Mask Operations and Micro-Technology Operations, were $51.2 million in 2001, a decrease of $2.1 million, or 4%, from the $53.3 million of revenues reported in 2000.  Excluding the impact of foreign currency translation, first quarter 2001 revenues for the group would have decreased 1.5% from the prior year quarter.

Entertainment mask sales were flat in first quarter 2001 as compared to the prior year quarter.  Sales of medium and large size entertainment masks (those 29” or smaller) grew 15% over first quarter 2000 due to continuing increased demand, particularly in Europe, for flat and widescreen (16:9 format) televisions, and to sales of masks made on the recently restarted entertainment manufacturing line in Cortland, New York, which is dedicated primarily to the production of medium-size, commodity entertainment masks.  This growth was offset by a decrease in sales of jumbo-size entertainment masks (those 30” and larger) as a result of weakness in that product segment, particularly in the NAFTA region, and from inventory adjustments made by several mask customers.  Sales of computer monitor masks decreased 8% in first quarter 2001 when compared to first quarter 2000 as a result of the global softening in demand for personal computers and year-over-year price reductions.

Buckbee-Mears’ first quarter 2001 operating earnings of $4.3 million represent a decrease of $1.5 million from the $5.8 million earned in first quarter 2000.  Operating earnings in first quarter 2001 were negatively impacted by overall lower sales and by an unfavorable product mix shift away from jumbo and higher-margin invar mask sales, to the sale of smaller-size television masks.  This negative sales and mix impact was partially mitigated by continued strong manufacturing performance as evidenced by yield improvements, product cost reductions derived from automated inspection equipment installed last year, favorable foreign currency movement for certain raw material purchases and the restarting of the idled entertainment line in Cortland.  Selling costs increased in first quarter 2001 as compared to 2000 due primarily to increased freight and shipping expenses from higher volumes shipped.

In first quarter 2001, Micro-Technology Operations continued to experience negative sales and earnings comparisons to first quarter 2000.  Soft economic conditions significantly impacted demand from several key customers resulting in low capacity utilization for the quarter.  Efforts to drive Micro-Technology growth of new products and new markets continue as evidenced by the recent announcements of two major agreements and increased year-over-year investments in sales and marketing and product development efforts.

Late in the quarter, BMC announced that it has entered into an exclusive development and supply agreement with Cordis Corporation, a wholly-owned unit of Johnson & Johnson (NYSE: JNJ) and a global leader in developing and marketing devices for circulatory disease management.  The agreement with Cordis is to develop and manufacture metal stents for treating blocked circulatory vessels.

Earlier this month, BMC announced that it has entered into a long-term, broad-based technology agreement with Visteon Corporation (NYSE: VC), one of the world’s leading suppliers of integrated automotive components and systems.  Visteon and BMC have developed a new circuit board technology that is expected to have broad applications in the electronics industry and could displace conventional technology. Visteon and BMC will now make this new technology, called Etched Tri-Metal (ETM), available to the marketplace.  In addition, Visteon and BMC will supply ETM services and products to each other and plan to license the technology to third parties to accelerate the acceptance of ETM as an interconnect solution in the electronics industry.

Optical Products Group
BMC’s Optical Products group reported revenues of $34.5 million in the first quarter of 2001, down 3%, or $0.9 million, from the prior year quarter.  Vision-Ease sales were negatively impacted by overall softness in the optical retail market, as well as by constrained capacity limiting our ability to meet demand in several premium product categories.  Sales of the group’s high-end, value-added products (including polycarbonate, progressive and polarizing sun lenses) during first quarter 2001 increased 2% from first quarter 2000 and accounted for 65% of total first quarter 2001 revenues, as compared to 62% of total first quarter revenues in 2000.  Partially offsetting high-end revenue growth were glass and plastic lens sales, which were down 15% and 4%, respectively, in first quarter 2001 as compared to the prior year quarter, due principally to the soft market conditions and overall market dynamics in these product categories.

While Vision-Ease experienced sales reductions in certain high-end products, it continued to report strong sales growth in its Tegra® coated polycarbonate lenses and its premium polarized polycarbonate product lines.   Sales of Tegra® lenses increased 66% during first quarter 2001 over the same period a year ago.  Vision-Ease’s non-ophthalmic SunSport™ lens business delivered sales growth of 70%, and its polarized prescription SunRx® lens business grew 7% in first quarter 2001 over the same period in 2000.

Optical Product’s first quarter operating earnings increased $0.3 million, or 16%, to $2.3 million in 2001, as compared to $2.0 million in 2000.  First quarter 2001 operating margin was 6.8%, compared to 5.7% posted in first quarter 2000.  The group’s first quarter 2001 operating earnings increase was primarily driven by improved gross margins in all three lens materials, offset somewhat by costs associated with the closing of several distribution centers and the transfer of U.S. glass lens manufacturing to its Jakarta, Indonesia facility.

Other Items
Other income of $0.8 million for the first quarter 2001 included a gain on the sale of non-operating assets, as well as recurring foreign exchange gain and loss activity.

Business Outlook
The following statements are based on current expectations.  These statements are forward-looking, and actual results may differ materially from those projected in this news release.  We caution the reader not to place undue reliance on these statements and encourage the reader to read the Business Outlook section in conjunction with the “Safe Harbor for Forward-Looking Statements” that follows this section.

Second Quarter 2001
The Company projects its second quarter 2001 financial results will continue to be impacted by external factors similar to those affecting its first quarter reported operating results.  The Buckbee-Mears group expects a continued softness in demand for jumbo-size televisions, particularly in NAFTA, and for computer monitors worldwide.  Micro-Technology sales and earnings are expected to remain sluggish as its customers react to current economic conditions.   The Optical Products group projects second quarter 2001 premium product growth to improve, however, overall retail market conditions are expected to remain soft through mid-year. Additional capacity for the production of premium products is expected to become operational during the middle of the third quarter.

Full Year 2001
The Company is cautious in forecasting when demand for its products may rebound and, as a result, is less bullish on overall growth metrics for the year.  With improved economic conditions in the second half of 2001 and the additional production capacity at Vision-Ease, BMC expects revenue growth for the year to be mid-single digits and forecasts consolidated earnings for 2001 to be 5% to 10% higher than net income reported for 2000.

The Buckbee-Mears group projects earnings growth for the year 2001, driven mainly by the Mask Operations as a result of advanced product sales (high-end flat and widescreen) rebounding in the last half of the year, coupled with continued strong manufacturing performance and product cost reduction initiatives implemented by the group.

Vision-Ease continues to project a return to a more normalized profitability rate in the last half of the year as it anticipates improved retail sales patterns, continued growth in the Company’s premium polycarbonate, progressive and polarizing products, the introduction of additional production capacity, and the realization of benefits related to product cost reduction initiatives including the transfer of production to Jakarta, Indonesia and consolidation of distribution activities.

Safe Harbor for Forward-Looking Statements
This news release contains various “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements.  Forward-Looking Statements may be identified by the use of words such as “anticipates”, “estimates”, “expects”, “projects”, “intends”, “plans”, “predicts”, and similar expressions.  Forward-Looking Statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those projected, including, among others, rebound in demand for televisions, computer monitors and ophthalmic lenses; further aperture mask and ophthalmic lens price declines, particularly for computer monitor masks, and imbalances of supply and demand; slowdown in growth of high-end lens products; rising raw material and chemical costs; ability to improve operating and manufacturing efficiencies; ability to meet customer new product qualifications; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and liquid crystal, plasma, projection and other types of visual displays; ability to implement the Optical Products group’s initiatives in strategic polycarbonate marketing and manufacturing sourcing; ability to gain market share of polycarbonate products both domestically and abroad, including growth in European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown in growth for Micro-Technology products; ability to diversify Micro-Technology customer and product base and partner with new and existing Buckbee-Mears customers or transition development relationships into full-scale production; the effect of regional or global economic slowdowns; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel.  Certain of these and other risks and uncertainties are discussed in further detail in BMC’s Annual Report and Form 10-K for the year ended December 31, 2000 and other documents filed with the Securities and Exchange Commission.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  Vision-Ease is the technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol “BMM.”  For more information about BMC Industries, Inc., visit the Company’s Web site at www.bmcind.com.

Investor Conference Call Information:
Wednesday, April 25, 2001
10:00 a.m. Central Time (11:00 a.m. Eastern Time)
Call-in Number: 888-273-9890 (U.S.) or 612-332-1020 (International)
Replay Number: 800-475-6701 (U.S.) or 320-365-3844 (International)
Replay Access Code:  578853
The rebroadcast of the conference call will be available starting at 12:30 p.m. Central Time,
April 25, 2001 through 11:59 p.m. Central Time, April 30, 2001.

The conference call will also be offered live, through a simulcast offered by CCBN.com and StreetEvents.com.  To access this Webcast, go to the “Investor Relations” portion of the Company’s Web site, www.bmcind.com, click on “Conference Calls” and then click on the CCBN icon.

BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended March 31
	2001	2000
Revenues	$85,760	$88,751
Cost of products sold	74,304	76,687
Gross margin	11,456	12,064
Selling	4,862	4,279
Administrative	1,338	1,290
Income from operations	5,256	6,495
Other income and (expense)
Interest expense	(3,041)	(3,215)
Interest income	56	22
Other income	783	-
Earnings before income taxes	3,054	3,302
Income tax expense	1,008	1,001
Net earnings	$2,046	$2,301
Net earnings per share:
Basic	$0.07	$0.08
Diluted	0.07	0.08
Number of shares included in per share computation:
Basic	27,398	27,384
Diluted	27,633	27,599

BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands)

	March 31	December 31
	2001	2000
ASSETS
Current assets
Cash and cash equivalents	$949	$2,290
Trade accounts receivable, net	52,582	45,645
Inventories	88,521	82,015
Deferred income taxes	16,543	17,954
Other current assets	9,184	11,455
Total current assets	167,779	159,359

Property, plant and equipment	276,676	276,568
Less accumulated depreciation	140,039	137,069
Property, plant and equipment, net	136,637	139,499
Deferred income taxes	4,550	4,389
Intangibles assets, net	64,369	65,180
Other assets	8,973	5,377
Total assets	$382,308	$373,804
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$1,141	$1,206
Accounts payable	34,394	33,939
Income taxes payable	4,979	6,374
Deferred income taxes	389	-
Accrued expenses and other current liabilities	26,581	22,518
Total current liabilities	67,484	64,037

Long-term debt	150,330	143,810
Other liabilities	17,019	17,080
Deferred income taxes	1,955	2,079

Stockholders’ equity
Common stock	49,286	49,240
Retained earnings	107,510	105,876
Accumulated other comprehensive income (loss)	(9,718)	(6,669)
Other	(1,558)	(1,649)
Total stockholders’ equity	145,520	146,798

Total liabilities and stockholders’ equity	$382,308	$373,804

BMC INDUSTRIES, INC.

SEGMENT INFORMATION
(Unaudited)
(in thousands)

	Three Months Ended March 31
	Buckbee-Mears		Optical Products		Consolidated
	2001	2000	2001	2000	2001	2000

Revenues	$51,230	$53,318	$34,530	$35,433	$85,760	$88,751
Cost of products sold	45,186	46,229	29,118	30,458	74,304	76,687
Gross margin	6,044	7,089	5,412	4,975	11,456	12,064
Gross margin %	11.8%	13.3%	15.7%	14.0%	13.4%	13.6%
Selling	1,785	1,325	3,077	2,954	4,862	4,279

Unallocated corporate administration	-	-	-	-	1,338	1,290
Income from operations	$4,259	$5,764	$2,335	$2,021	$5,256	$6,495

Operating income %	8.3%	10.8%	6.8%	5.7%	6.1%	7.3%

Capital spending					$3,452	$3,217

Depreciation and amortization					$5,973	$6,081

EBITDA					$12,012	$12,576

EBITDA %					14.0%	14.2%